Exhibit 99.1

Navigator Holdings Ltd. Announces Additional Details For Expansion Project Under Existing Ethylene Export Terminal Joint Venture

March 9, 2023 – Navigator Holdings Ltd. (“Navigator” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce additional details regarding its expected participation in a capital project (the “Expansion Project”), previously announced on November 15, 2022, under its existing ethylene export terminal joint venture with Enterprise Products Partners L.P. (“Enterprise”) at Morgan’s Point near Houston (the “Joint Venture”).

The Expansion Project is expected to increase ethylene export capacity by at least 550,000 tons per year, and up to 2 million tons per year. Further, the Expansion Project is expected to triple the current instantaneous ethylene refrigeration capacity at Morgan’s Point from 125 tons per hour to 375 tons per hour, providing increased flexibility for customers and the potential to add additional capacity based on demand. Potential total ethylene export capacity at Morgan’s Point is expected to be more than 3 million tons per year by the end of 2024. The expanded capacity will utilize the Joint Venture’s existing 30,000 ton refrigerated tank which will continue to facilitate loading vessels at the berth at 1,000 tons per hour.

Navigator expects to make an aggregate of approximately $120-130 million in cash contributions to the Joint Venture, commencing in the first quarter of 2023 and ending in the fourth quarter of 2024, to pay Navigator’s portion of the anticipated cost of the Expansion Project, which the Company expects to fund using a combination of cash on hand and additional debt financing.

The timing and expected completion date of the Expansion Project is subject to a number of risks and uncertainties commonly associated with this type of project.

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 54 semi- or fully-refrigerated liquefied gas carriers, 23 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:                Investor Relations investorrelations@navigatorgas.com and

                                 Randy Giveans randy.giveans@navigatorgas.com

Address:                 333 Clay St., Suite 2480, Houston, Texas, U.S.A. 77002

Tel:                         +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto and concerning the Joint Venture and Expansion Project. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.